RESONANT INC.
110 Castilian Drive, Suite 100
Goleta, California 93117

October 27, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Resonant Inc.
Registration Statement on Form S-3 (File No. 333-221089)
Acceleration Request

Requested Date:                              October 31, 2017

Requested Time:                          4:00 p.m. Eastern Time

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-221089) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

RESONANT INC.

By:	/s/ Jeff Killian
Jeff Killian
Chief Financial Officer